SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2001

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period

COMMISSION FILE NUMBER: 1-5424

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

Comair Savings and Investment Plan
Comair Holdings, Inc.
Cincinnati/Northern Kentucky International Airport
Cincinnati, Ohio 45275

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delta Air Lines, Inc.
Hartsfield International Airport
Atlanta, Georgia 30320

Comair Savings and Investment Plan:

Supplemental schedules required by the Rules and Regulations of the Department of Labor, other than those listed above, are not presented because of the absence of conditions under which they are required.

[LETTERHEAD OF DELOITTE & TOUCHE]

INDEPENDENT AUDITORS’ REPORT

Plan Administrator
Comair Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Comair Savings and Investment Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
June 27, 2002

[THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE PLAN’S FILING ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2000. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ANDERSEN IN CONNECTION WITH THIS FILING ON FORM 11-K. SEE EXHIBIT 23.2 FOR FURTHER DISCUSSION.]

[LETTERHEAD OF ARTHUR ANDERSEN LLP]

Report of Independent Public Accountants

To Comair Holdings, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Comair Savings and Investment Plan (the Plan) as of December 31, 2000 and March 31, 2000, and the related statement of changes in net assets available for benefits for the nine months ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and March 31, 2000, and the changes in net assets available for plan benefits for the nine months ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Cincinnati, Ohio
July 20, 2001

COMAIR SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS:
Investments:
Collective fund	$30,847,887	$27,902,968
Mutual funds	69,705,703	77,168,317
Participant loan fund	4,422,677	4,034,665
Corporate stock, common	2,023,885

Total investments	107,000,152	109,105,950

Receivables:
Employer contributions	5,046,075	1,336,850
Pending investment transactions	108,152	9,925

Total receivables	5,154,227	1,346,775

Total assets	112,154,379	110,452,725
LIABILITIES –
Payables – Pending investment transactions	(146,185)	(9,925)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$112,008,194	$110,442,800

See notes to financial statements.

COMAIR SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

2001

ADDITIONS:
Interest income	$336,027
Dividend income	2,151,286
Contributions:
Participant	9,315,922
Employer	7,344,257

Total additions	19,147,492

DEDUCTIONS:
Realized and unrealized investment gain/(loss), net	(11,963,126)
Distributions to participants	(5,618,972)

Total deductions	(17,582,098)
NET INCREASE IN NET ASSETS DURING THE YEAR	1,565,394
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	110,442,800

End of year	$112,008,194

See notes to financial statements.

COMAIR SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1.	PLAN DESCRIPTION

The following description of the Comair Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

(a) General - The Plan is a defined contribution plan covering all employees meeting certain minimum age and service requirements: It is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended.

(b) Contributions - Under the Plan, participating employees of Comair Holdings, Inc., (the Company) and certain of its wholly-owned subsidiaries may defer up to 15% of their compensation, as defined in the Plan. The Company makes a matching contribution equal to 50% of each participant’s before-tax contribution for the first 5% of the compensation deferred by non-collective bargaining employees and certain employees covered by collective bargaining agreements and 25% of each participant’s before-tax contribution for the first 10% of the compensation deferred by certain employees represented by other collective bargaining agreements. Eligible participants also receive an annual retirement plan contribution into their Retirement Plan Contribution Account based on vested years of service with the Company and annual earnings, as defined by the Plan. Participants direct the investment of both participant and Company contributions into various investment options offered by the Plan. As of December 31, 2001, the Plan offered eight mutual funds, an investment contract collective fund and Delta Air Lines, Inc. common stock as investment options for participants. Contributions are subject to certain limitations.

(c) Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or actual balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d) Vesting - Participants vest immediately in participant contributions. Participants vest 100% in the Company matching contributions after two years of service. Participants vest 100% in their Retirement Plan Contribution Account after five years of service. Participant forfeitures are used to reduce Company matching contributions. Forfeitures were $33,093 in the year ended December 31, 2001.

(e) Payment of Benefits - On termination of Service due to death, disability, or retirement, a participant receives a lump sum amount equal to the value of the participant’s vested interest in his or her account.

(f) Participant Loans - The Plan provides for borrowing by participants, subject to certain limitations, using their vested account balance as collateral. The maximum loan amount available to an eligible participant is the lesser of $50,000 or 50% of the vested and nonforfeitable portion of the participant’s account balance. Loans must be repaid within five years except that any loan used to acquire a dwelling must be repaid within fifteen years. Loans outstanding at December 31, 2000 and December 31, 2001 bear a fixed rate of interest of the prime rate plus one percent at the time of borrowing.

(g) Administrative Expenses of the Plan - Administrative expenses of the Plan may be paid by the Plan. However, the Company paid all expenses incurred during the year ended December 31, 2001, and, accordingly, the accompanying statement of changes in net assets available for plan benefits does not include such expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition - Investments in common stock and mutual funds are stated at market value as determined by the Trustee by reference to published market data or at fair value as determined by the Trustee. The collective investment fund (see Note 3 below) is valued at the contract value of the underlying investment contracts. Participant loans are valued at cost, which approximates fair market value. Unrealized valuation gains and losses are reflected currently in the statement of changes in net assets available for plan benefits. Transfers of assets within the Plan are valued at market value on the date of the transfer and may occur only as a result of changes in the participant’s designation.

(d) Benefits - Benefits are recorded when paid.

3.	INVESTMENTS

The Plan provides for investments in various securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investments which are greater than 5% of Plan Assets at December 31, 2001 and December 30, 2000 consist of the following:

	December 31,	December 31,
	2001	2000

Capital Preservation Fund, 30,806,073 and 27,902,968 shares, respectively	$30,806,073	$27,902,968
Janus Overseas Fund Inc., 572,816 and 557,882 shares, respectively	11,628,168	14,806,179
Franklin Small Cap Growth Fund Inc., 400,383 and 401,051 shares, respectively	12,479,934	15,773,329
Dreyfus Laurel Funds Trust S&P 500 Index Fund Inc., 568,924 and 522,821 shares, respectively	13,597,275	14,382,808
Dreyfus Appreciation Fund Inc., 362,634 and 341,064 shares, respectively	13,787,348	14,645,297
Dreyfus New Leaders Fund Inc., 319,264 and 295,242 shares, respectively	12,623,704	13,439,429

During the year ended December 31, 2001, the Plan’s investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $11,963,126, as follows:

Common stock	$18,007
Mutual funds	11,945,119

$11,963,126

4.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Plan's trustee, Dreyfus Investment Services. The Plan also invests in the common stock of Delta Airlines, Inc. Delta Airlines, Inc. is the parent company of the Plan Sponsor. These transactions qualify as party-in-interest transactions.

5.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely but it reserves the right to amend or terminate the Plan at any time subject to the provisions of ERISA. Should the Plan be terminated, all participants will become 100% vested. No amendment shall retroactively reduce the rights of participants or permit the return to the Company of any part of the assets held by the Trustee, or permit their use or diversion for any purpose other than the exclusive benefit of the participants or their beneficiaries.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 31, 1994, that the Plan as amended through June 23, 1994 and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	PLAN AMENDMENT

Effective July 7, 2000, the Plan was amended to change the Company matching contribution under the Plan for non-collective bargaining employees and certain employees covered by collective bargaining agreements from 25% of the participant’s before-tax contribution for the first 10% of the compensation deferred to 50% of the first 5% of the compensation deferred. The amendment also decreased the minimum eligibility age from 21 years to 18 years of age, and allowed for the creation of a Retirement Plan Contribution Account for each eligible participant. Additionally, during 2001, the Company amended the Retirement Plan Contribution Account to include two additional vesting levels for employees who have earned credit for reaching fifteen and twenty years of service, respectively. The Company makes contributions to this account based on the participant’s years of service. At December 31, 2001 and 2000, the Plan had a receivable of $5,046,075 and $1,336,850, respectively, related to Company contributions to the Retirement Plan Contribution Account.

Effective December 3, 2001, Delta Air Lines, Inc. common stock was added to the Plan as an investment option for participants.

******

SCHEDULE I

COMAIR SAVINGS AND INVESTMENT PLAN

ASSETS HELD FOR INVESTMENT (SCHEDULE H, PART IV, LINE 4(i) OF FORM 5500)

AS OF DECEMBER 31, 2001

Identity of Issuer, Borrower,	Description of Investment Including Maturity Date,	Current
Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Value

	COMMON/COLLECTIVE TRUST FUND:
LaSalle National Trust, N.A.	Capital Preservation Fund	$30,806,073
LaSalle National Trust, N.A.	TBC Pooled Employee Funds – daily liquidity	41,814

	Total Common/Collective Trust Fund	30,847,887

	REGISTERED INVESTMENT COMPANIES:
*Dreyfus	Dreyfus Short-Intermediate Government Fund Inc.	2,080,435
*Dreyfus	Dreyfus Appreciation Fund Inc.	13,787,348
*Dreyfus	Dreyfus New Leaders Fund Inc.	12,623,704
*Dreyfus	Dreyfus Premier Balanced Fund Inc.	1,664,568
*Dreyfus	Dreyfus Laurel Funds Trust S&P 500 Index Fund Inc.	13,597,275
PIMCO	PIMCO Return Fund Inc.	1,844,271
Franklin	Franklin Small Cap Growth Fund Inc.	12,479,934
Janus	Janus Overseas Fund Inc.	11,628,168

	Total Registered Investment Companies	69,705,703

	COMMON STOCK – CORPORATE –
*Delta Air Lines, Inc.	Delta Air Lines, Inc. Common Stock	2,023,885

	PARTICIPANT LOANS –
*Participant Loans	Interest at 5.75% to 11.5%, maturing January 2002 to November 2015	4,422,677

		$107,000,152

*Party-in-interest transaction

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMAIR HOLDINGS, INC. SAVINGS AND INVESTMENT PLAN

/s/ Brian L. McDonald

	By:	Brian L. McDonald
Plan Administrator

Date: June 28, 2002